# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jaguar Uranium Corp., CIK 0002039273
CUSIP: 47010E108
Title of class of securities: Class A Common Shares, no par value
Address of issuer's principal executive offices: 3-1136 Centre Street, Thornhill, Ontario Canada (A6), L4J 3M8
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001997377
Persons authorized to receive notices and communications: Graham du Preez, 217 Queen Street West, Suite 401, Toronto, Ontario Canada (A6), M5V 0R2, 1-833-572-2333

## Reporting persons
- IsoEnergy Ltd. (CIK 0001997377): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 253,150; shared voting power 3,000,000; sole dispositive power 253,150; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,253,150 (16.1% of the class)
- Consolidated Uranium Inc. (CIK 0001816383): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (14.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, no par value
Name of issuer: Jaguar Uranium Corp.
Address of issuer's principal executive offices: 3-1136 Centre Street, Thornhill, Ontario Canada (A6), L4J 3M8

## Item 2. Identity and Background
Name of person filing: This Schedule 13D (this "Statement") is being filed by IsoEnergy Ltd. ("IsoEnergy") and Consolidated Uranium Inc. ("Consolidated Uranium"), a wholly owned subsidiary of IsoEnergy (together with IsoEnergy, the "Reporting Persons"). The additional information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.
Residence or business address: The address of the principal executive offices of each of the Reporting Persons is 217 Queen Street West, Suite 401, Toronto, Ontario, Canada M5V 0R2. The additional information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.
Present principal occupation or employment: IsoEnergy is an exploration-stage uranium mining company with properties in Canada, the United States and Australia. Consolidated Uranium is a wholly owned subsidiary of IsoEnergy. IsoEnergy's common shares trade on the Toronto Stock Exchange under the symbol ISO and on the NYSE American under the symbol ISOU. The additional information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.
Criminal convictions in the last five years: The Reporting Persons and the individuals listed on Schedule A hereto have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons and the individuals listed on Schedule A hereto have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information disclosed under Item 4 below is hereby incorporated by reference into this Item 3. 253,500 common shares ("Common Shares") of Jaguar Uranium Corp. (the "Company") were obtained by IsoEnergy through the Company's initial public offering for an aggregate purchase price of $1,014,000. 2,000,0000 Common Shares were obtained by Consolidated Uranium in connection with its initial investment in the Company in exchange for certain mining assets. The remaining 1,000,000 Common Shares beneficially owned by the Reporting Persons were issued as additional consideration pursuant to the contractual arrangements described herein.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Common Shares for investment purposes. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon various factors, including without limitation, any discussions between the Reporting Persons and representatives of the Company, the Company's financial position and strategic direction, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may: (i) increase or decrease their position in the Company through, among other things, the purchase or sale of securities of the Company, including through transactions involving the Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company in the open market or otherwise; (ii) enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting their beneficial ownership of the Common Shares; or (iii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Persons and as to which the Reporting Persons have sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover pages of this Statement, and such information is incorporated herein by reference. In addition, the persons in Schedule A have sole voting power, shared voting power, sole dispositive power and shared dispositive power over the number of shares described therein. The percentages used herein are calculated based on an aggregate of 20,193,777 Common Shares outstanding as of February 12, 2026 based on the information contained in the Company's prospectus dated February 11, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning the Common Shares purchased by (or on behalf of) the Reporting Persons and any person listed on Schedule A during the 60-day period prior to this filing is set forth in Schedule B hereto and is incorporated herein by reference. Except as described in Schedule B, none of the Reporting Persons nor any person listed in Schedule A has effected any transactions in the Common Shares during such 60-day period.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
IsoEnergy is party to an investor rights agreement, dated July 19, 2024, with the Company (the "IRA"). Pursuant to the IRA, IsoEnergy is entitled to participate in future equity financings, including the issuance of equity securities or securities convertible into or exercisable for equity securities in any public or private offering, on terms consistent with those offered to other investors, subject to certain exceptions. IsoEnergy is also entitled to nominate one individual to the Company's board of directors. The IRA will terminate if and when IsoEnergy's ownership percentage in the Company falls below 5%. The foregoing summary of the IRA is not intended to be complete and is qualified in its entirety by reference to the full text of the IRA, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Consolidated Uranium is party to a share purchase agreement, dated July 17, 2024 with the Company (the "SPA"). Pursuant to the SPA, the Company acquired certain mining assets from Consolidated Uranium in consideration of the issuance of 2,000,000 Common Shares and the grant of certain net smelter returns royalties on certain mining assets as well as the right to receive additional shares in certain circumstances. The foregoing summary of the SPA is not intended to be complete and is qualified in its entirety by reference to the full text of the SPA, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Investor Rights Agreement, dated July 19, 2024, by and between Jaguar Uranium Corp. and IsoEnergy Ltd. (incorporated by reference to Exhibit 10.5 to the Company's Form S-1/A, filed with the Commission on January 30, 2026).

Exhibit 2: Share Purchase Agreement, dated July 17, 2024, by and between Jaguar Uranium Corp. and Consolidated Uranium Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form S-1/A, filed with the Commission on January 30, 2026).

Exhibit 3: Schedule A to Item 2 of this Statement.

Exhibit 4: Schedule B to Item 5 of this Statement.

Exhibit 5: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act.

## Signatures
- IsoEnergy Ltd.: /s/ Graham du Preez, Graham du Preez/Chief Financial Officer (03/03/2026)
- Consolidated Uranium Inc.: /s/ Graham du Preez, Graham du Preez/Chief Financial Officer (03/03/2026)